                                                                    May 15, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-9127

Gentlemen:

        In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:



                             Confidential treatment requested.




                                     Very truly yours,

                                     COLUMBIA ENERGY GROUP

                                     By: /s/ Jeffrey W. Grossman
                                         ------------------------------------
                                         Jeffrey W. Grossman
                                         Vice President and Controller